UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   R. Kerry Clark
   One Procter and Gamble Plaza
   OH, Cincinnati 45202
2. Issuer Name and Ticker or Trading Symbol
   The Procter and Gamble Company (PG)

3. IRS or Social Security Number of Reporting Person (Voluntary)
   N/A
4. Statement for Month/Day/Year
   2/13/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Vice Chairman of the Board and President-Market Dev. and Business Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |11/19/|      |G   |V|230               |D  |           |                   |D     |                           |
                    | 2002 |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |2/13/ |      |M   | |6500              |A  |25.5870    |                   |D     |                           |
                    |2003  |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |2/13/ |      |F   | |1553              |D  |82.4200    |45921              |D     |                           |
                    |2003  |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |3600.6325 1        |I     |By Retirement Plan Trustees|
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |11/19/|      |G   |V|230               |D  |           |                   |I     |By Spouse                  |
                    | 2002 |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |12/10/|      |G   |V|495               |D  |           |537                |I     |By Spouse                  |
                    | 2002 |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |11/19/|      |G   |V|230               |A  |           |490                |I     |Cust. Acct. for Alissa     |
                    | 2002 |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |11/19/|      |G   |V|230               |A  |           |490                |I     |Cust. Acct. for Heather    |
                    | 2002 |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Series A Pref|2       |9/30/ 2|      |A   |V|93.389     |A  |4    |     |Common Stock|93.389 |5      |4476.0941   |I  |By Retiremen|
erred Stock  |        |002 3  |      |    | |           |   |     |     |            |       |       |            |   |t Plan Trust|
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |ees         |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option |$25.5870|2/13/ 2|      |M   | |6500 7     |D  |2/26/|2/26/|Common Stock|6500   |       |0           |D  |            |
(right to buy| 6      |003    |      |    | |           |   |94   |03   |            |       |       |            |   |            |
)            |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Between 7/1/02 and 9/30/02, the reporting person acquired 415.8264 shares of Common Stock under The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan.
2. Higher of $13.75 or market price of Common Stock.
3. Series A Preferred Stock allocated to officer's Retirement Plan Account pursuant to formula award provision for period 7/1/02 and 9/30/02.
4. Shares held by Retirement Plan Trustees. If officer terminates employment and elects distribution of shares, or, if after age 50 elects alternative investment within Plan, Preferred Stock converted/redeemed at specified conversion/exercise price.
5. Series A Preferred Stock allocated to officer's Retirement Plan account pursuant to Retirement Plan provisions.
6. Due to the spin-off of a portion of Issuer's business, reporting person's stock option exercise price was adjusted, pursuant to the anti-dilution provisions of Issuer's stock option plan, in order to preserve the pre-spin-off value of the option.
7. Due to the spin-off of a portion of Issuer's business, the number of shares of the option were adjusted, pursuant to the anti-dilution provisions of Issuer's stock option plan, in order to preserve the pre-spin-off value of the option.
SIGNATURE OF REPORTING PERSON
R. Kerry Clark